ACME ELECTRIC CORPORATION
INTERIM REPORT 3
39 WEEKS ENDED MARCH 31, 1995


To Our Shareholders:

Progress continued in the third quarter with record sales of $24,184,000 and net income of $334,000, compared to sales of $18,250,000 and a net loss of $5,827,000 for the comparable period of last year.

Included in the quarter net loss of the prior year were one-time charges net of tax totaling $4,836,000. These charges consisted of $1,222,000 for the restructuring of the aerospace business and $3,614,000 for the FNC battery asset impairment write down (facility and License).

Year-to-date sales are up 17% and profits totalled $1,426,000, compared with a net loss of $6,219,000 for the first three quarters of last year.
We are moving in the right direction, but much work still needs to be done.

In March, our Electronics Division completed its move into a new divisional headquarters and electronics assembly and test facility. The Division did an outstanding job of completing this major task, while simultaneously increasing production rates over 30% due to increased demand for its products.

This past quarter, the Electronics Division began shipping production quantities of a new power supply to Honeywell. Our relationship with Honeywell is excellent, and we expect to expand our business with them.

The new alliance formed with AT&T for the marketing of uninterruptible power supplies continues to develop as we had planned. Our product is being well received by AT&T's customers, and new opportunities are continually surfacing.

The consolidation of our Aerospace Division in Tempe, Arizona, is not yet complete. We have become delinquent in our promised deliveries to several major customers and have been providing a great number of resources from our other divisions to quickly rectify this situation. We will carefully monitor the progress of this business over the next couple of months.

Acme Transformer Division has launched a Latin American market-development initiative that looks quite promising. A new Latin American sales manager has identified several new opportunities that the Division is now pursuing.

Sales for the Division remain brisk in all product areas, but margins remain pressured because of escalating material costs. Shipments of private branded transformers to Siemens commenced this quarter and are expected to grow as the new program rolls out on a regionally sequenced basis.

We have also formed a joint-venture company in Europe named Acme Electric Limited. The new company will manufacture and sell uninterruptible power supplies to the European market. Our venture partner is Qualtron, a Dublin, Ireland, based electronics company. Patrick Dunne, recently named Managing Director of Acme Electric Ltd., has a strong background in European market development of computer peripheral equipment and will serve our interests well.

In summary, we have now had four successive profitable quarters and are making good progress. Long-term opportunities in both our aerospace and commercial markets look excellent, but, in the short term, much work needs to be done to complete the transition of our aerospace business.

FOR THE BOARD OF DIRECTORS




Robert J. McKenna
Chairman and CEO


May 1, 1995

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirty-nine-week periods ended March 31, 1995, and April 1, 1994 (in thousands, except for per share data):

                                       CONSOLIDATED BALANCE SHEET

                                       03/31/95  04/01/94  06/30/94
Current Assets.................         $38,543   $30,145   $30,538
Fixed Assets and Other.........          17,506    16,519    17,016
  Total........................         $56,049   $46,664   $47,554

Current Liabilities............         $12,249   $10,624   $10,073
Long-Term Debt.................          27,591    22,059    22,915
Shareholders' Equity...........          16,209    13,981    14,566
  Total........................         $56,049   $46,664   $47,554

                                     CONSOLIDATED INCOME STATEMENT

                              13 Weeks           39 Weeks        F/Y
                               Ended              Ended         Ended
                         03/31/95 04/01/94  03/31/95 04/01/94  06/30/95
Net Sales                 $24,184  $18,250   $66,438  $56,611   $76,233
Net Income (Loss)             334   (5,827     1,426   (6,219)   (5,659)
Earnings (Loss) Per Share    $.07   $(1.20)     $.29   $(1.28)   $(1.17)
Weighted Number of Shares
  Outstanding Used to
  Compute Income Per
  Common Share          4,937,221 4,858,906 4,913,167 4,853,104 4,854,061
